Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 866.974.7329

December 7, 2023

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Erin Donahue
Jay Ingram
Re:    ESS Tech, Inc.
Registration Statement on Form S-3
Filed November 14, 2023
File No. 333-275552
Ladies and Gentlemen:

On behalf of our client, ESS Tech, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 20, 2023, relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company notes that it has filed an amended Registration Statement on Form S-3 on the date hereof (the “Amended Registration Statement”).
In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for page references appearing in the headings and Staff comments below or as otherwise referenced, all page references herein correspond to the Amended Registration Statement.
Registration Statement on Form S-3 filed November 14, 2023
Selling Securityholders, page 7
1.Please clarify whether you are seeking to register the resale of the warrants. If yes, provide the disclosure required by Form S-3, including the price at which the warrants will be resold. See Item 501(b)(3) of Regulation S-K and Paragraph 16 of Schedule A. In addition, please revise the selling securityholder table to provide the complete disclosure required by Item 507 of Regulation S-K for the warrants.
In response to the Staff’s comment, the Company has revised the disclosure on the prospectus front cover page and page 8 of the Amended Registration to clarify that the Company is registering the warrants for resale in addition to the underlying common stock.
AUSTIN BEIJING BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO
SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission
December 7, 2023

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 320-4597 or mbaudler@wsgr.com.

Sincerely,
/s/ Mark Baudler
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:    Eric Dresselhuys, ESS Tech, Inc.
    Anthony Rabb, ESS Tech, Inc.
Kelly Goodman, ESS Tech, Inc.
    Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.